Exhibit 23.2

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of TriNet Group, Inc. for the registration of common stock, preferred stock, depository shares, debt securities, warrants, purchase contracts, and units of TriNet Group, Inc. and to the incorporation by reference therein of our report dated March 31, 2016, with respect to the consolidated financial statements and schedule of TriNet Group, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

San Francisco, California
August 2, 2017